April 2, 2019

Vimal Mehta
Chief Executive Officer
BioXcel Therapeutics, Inc.
555 Long Wharf Drive
New Haven, CT 06511

       Re: BioXcel Therapeutics, Inc.
           Registration Statement on Form S-3
           Filed April 1, 2019
           File No. 333-230674

Dear Dr. Mehta:

       This is to advise you that we have not reviewed and will not review your registration statement.

        Please refer to Rules 460 and 461 regarding requests for acceleration. We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

       Please contact Dorrie Yale at 202-551-8776 with any questions.



                                                            Sincerely,

                                                            Division of
Corporation Finance
                                                            Office of
Healthcare & Insurance
cc:    Stephen A. Cohen, Esq.